FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated June 5, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

This report on Form 6-K is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

Extraordinary General Meeting

SEK has announced that an Extraordinary General Meeting (“EGM”) will be held on Monday, June 17, 2019 at 1:00pm (Swedish time) at SEK’s office at Klarabergsviadukten 61-63, 7th floor, Stockholm, Sweden. Those who are registered as shareholders in the shareholders’ register on the date of the EGM have the right to participate. Members of the Swedish Parliament have the right, after registration with the Board of Directors of SEK (the “Board”), to be present at the EGM and to submit questions to SEK. The EGM will also be open to the general public.

At the EGM, the Board will propose that the Chairman of the Board, Lars Linder-Aronson, be elected as chairman of the EGM. The Board will also propose that SEK’s total capital ratio be amended from between one and three to between two and four percentage points over the requirement communicated by the Swedish Financial Supervisory Authority (Finansinspektionen) (the “Swedish FSA”). The Board will also propose a new capital target for SEK’s Common Equity Tier 1 capital ratio of at least four percentage points above the requirement communicated by the Swedish FSA.

New Acting Chief Risk Officer

SEK has announced that Anna-Lena Söderlund will take the role of Acting Chief Risk Officer effective August 21, 2019.  Ms. Söderlund currently serves as Senior Specialist in SEK’s Risk function, and she has a long experience of risk management and financial reporting.  Ms. Söderlund will be a member of SEK’s management team and will report to the Chief Executive Officer.  Ms. Söderlund is expected to serve as Acting Chief Risk Officer until Peter Svensén takes the role of Chief Risk Officer no later than October 28, 2019.

Stefan Friberg previously served as Chief Risk Officer until January 1, 2019, when he was appointed Chief Financial Officer. Since that date, Irina Slinko has been serving as Acting Chief Risk Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 5, 2019

AKTIEBOLAGET SVENSK EXPORTKREDIT (publ)
(Swedish Export Credit Corporation)

By:	/s/ Anna Finnskog
Anna Finnskog, Director

By:	/s/ Ann-Marie Ahlén-Fihlman
Ann-Marie Ahlén-Fihlman, Director